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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D. C. 20549

                                  SCHEDULE 13G
                                   Amendment 2

                  Under the Securities and Exchange Act of 1934

                              Spectrum Brands Inc.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    84762L105
                                 (CUSIP Number)

                                  May 31, 2007
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     This Schedule is filed pursuant to Rule 13d-1(b)

The information required in the remainder of this cover page (except any items to which the form provides a cross-reference) shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

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CUSIP NO. 84762L105

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1)   Name of Reporting Person           Ameriprise Financial, Inc.
     S.S. or I.R.S. Identification      IRS No. 13-3180631
     No. of Above Person
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2)   Check the Appropriate Box if a Member of a Group                   (a) [ ]
                                                                        (b) [X*]

* This filing describes the reporting person's relationship with other persons, but the reporting person does not affirm the existence of a group.
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3)   SEC Use Only

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4)   Citizenship or Place of Organization

     Delaware
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               (5)  Sole Voting Power

                    -0-
               -----------------------------------------------------------------
  NUMBER OF    (6)  Shared Voting Power
   SHARES
BENEFICIALLY         -0_
  OWNED BY     -----------------------------------------------------------------
    EACH       (7)  Sole Dispositive Power
  REPORTING
   PERSON           -0-
    WITH       -----------------------------------------------------------------
               (8)  Shared Dispositive Power

                    1,733,684
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9)   Aggregate Amount Beneficially Owned by Each Reporting Person

     1,733,684
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10)  Check if the Aggregate Amount in Row (9) Excludes Certain Shares

     Not Applicable
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11)  Percent of Class Represented by Amount In Row (9)

     3.30%
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12)  Type of Reporting Person

     CO
--------------------------------------------------------------------------------
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1(a) Name of Issuer:                         Spectrum Brands Inc.

1(b) Address of Issuer's Principal           Six Concourse Parkway Suite 3300
     Executive Offices:                      Atlanta, GA 30328

2(a) Name of Person Filing:                  Ameriprise Financial, Inc.

2(b) Address of Principal Business Office:

                                             Ameriprise Financial, Inc.
                                             145 Ameriprise Financial Center
                                             Minneapolis, MN  55474

2(c) Citizenship:                            Delaware

2(d) Title of Class of Securities:           Common Stock

2(e) Cusip Number:                           84762L105

3    Information if statement is filed pursuant to Rules 13d-1(b) or 13d-2(b):

     This Statement is filed pursuant to Rule 13d-19b) or 13d-2(b) and the person filing, Ameriprise Financial, Inc., is a parent holding company in accordance with Rule 13d-1(b)(1)(ii)(G). (Note: See Item 7)

4(a) Amount Beneficially Owned as of May 31, 2007: 1,733,684 shares may be deemed beneficially owned by the reporting person within the meaning of Rule 13d-3 of the Securities Exchange Act of 1934. The reporting person, and each of its subsidiaries identified on the attached Exhibit I, disclaims beneficial ownership of any shares reported on this Schedule.

4(b) Percent of Class: 3.30%

4(c) Number of Shares as to which such person has:
     (i)   Sole power to vote or to direct the vote: 0

     (ii)  Shared power to vote or direct the vote: 0

     (iii) Sole power to dispose or to direct the disposition of: 0

     (iv)  Shared power to dispose or to direct the disposition of 1,733,684

5    Ownership of 5% or Less of a Class: Not Applicable

     If this statement is being filed to report the fact as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following (X).

6    Ownership of more than 5% on Behalf of Another Person: Not Applicable

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7    Identification and Classification of the Subsidiary Which Acquired the
     Security Being Reported on by the Parent Holding Company:

                                  See Exhibit I

8    Identification and Classification of Members of the Group:

                                 Not Applicable

9    Notice of Dissolution of Group:

                                 Not Applicable

10   Certification:

          By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transaction having such purposes or effect.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                        Ameriprise Financial, Inc.


Dated: May 31, 2007                     By /s/ Wade M. Voigt
                                           -------------------------------------
                                        Signature

                                        Wade M. Voigt
                                        Director - Fund Administration
                                        Name/Title

                                        Telephone: (612) 671-5682

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                                  Exhibit Index

Exhibit I Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company.

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                                    Exhibit I

                                       to

                                  Schedule 13G

Ameriprise Financial, Inc., a Delaware Corporation, is a parent holding company. The classification and identity of the relevant subsidiaries is as follows:

Bank - Ameriprise Trust Company, a trust company organized under the laws of the State of Minnesota

Investment Company - RiverSource Funds, comprised of investment companies registered under section 8 of the Investment Company Act of 1940

Investment Adviser - RiverSource Investments, LLC, an investment adviser registered under section 203 of the Investment Advisers Act of 1940.